Plexus Corp.	Exhibit 21
List of Subsidiaries of Plexus Corp.	Plexus Corp. 2018 Form 10-K

Entity Name	Incorporation Jurisdiction
Plexus Aerospace, Defense and Security Services, LLC	USA - Wisconsin
Plexus Asia, Ltd.	British Virgin Islands
Plexus Corp. (UK) Limited	Scotland
Plexus Corp. Limited	Scotland
Plexus Corp. Services (UK) Limited	Scotland
Plexus Deutschland GmbH	Germany
Plexus Electronica S. de R.L. de C.V.	Mexico
Plexus Global Holdings Limited	China
Plexus (Hangzhou) Co., Ltd.	China
Plexus International Services, Inc.	USA - Nevada
Plexus Intl. Sales & Logistics, LLC	USA - Delaware
Plexus Management Services Corporation	USA - Nevada
Plexus Manufacturing Sdn. Bhd.	Malaysia
Plexus QS, LLC	USA - Delaware
Plexus Services RO S.R.L.	Romania
Plexus Services Americas S. de R.L. de C.V.	Mexico
Plexus (Thailand) Co., Ltd.	Thailand
Plexus (Xiamen) Co., Ltd.	China
PTL Information Technology Services Corp.	USA - Nevada

Omits inactive and dormant subsidiaries.